United States securities and exchange commission logo





                              January 27, 2021

       Avi S. Katz
       Executive Chairman
       GigCapital4, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital4, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 22,
2021
                                                            File No. 333-252315
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            CIK No. 0001836981

       Dear Dr. Katz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 22, 2021

       Dilution, page 71

   1. Please revise to include dilution and related disclosures along with calculations of pro forma net tangible book
value per share under the scenario if the underwriters exercise their option to
purchase additional units in full.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Avi S. Katz
GigCapital4, Inc.
January 27, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at (202) 551- 3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584
with any other questions.



                                                           Sincerely,
FirstName LastNameAvi S. Katz
                                                           Division of
Corporation Finance
Comapany NameGigCapital4, Inc.
                                                           Office of Energy &
Transportation
January 27, 2021 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName